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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
                             TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                            SQUARE INDUSTRIES, INC.
                           (Name of Subject Company)
                 CENTRAL PARKING SYSTEM - - EMPIRE STATE, INC.
                                      AND
                          CENTRAL PARKING CORPORATION
                                    (Bidder)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                             ---------------------

                                    8522351
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             MONROE J. CARELL, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          CENTRAL PARKING CORPORATION
                       2401 21ST AVENUE SOUTH, SUITE 200
                           NASHVILLE, TENNESSEE 37212
                                 (615) 297-4255
      (Name, Address and Telephone Number of Persons Authorized to Receive
              Notices and Communications on Behalf of the Bidder)

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                                    COPY TO

                                  MARK MANNER
                   HARWELL HOWARD HYNE GABBERT & MANNER, P.C.
                           1800 FIRST AMERICAN CENTER
                           NASHVILLE, TENNESSEE 37238
                                 (615) 256-0500

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     Central Parking System -- Empire State, Inc., a New York corporation
("Purchaser"), and an indirect wholly-owned subsidiary of Central Parking Corporation, a Tennessee corporation ("Parent") hereby amends and supplements, as set forth below, its Tender Offer Statement on Schedule 14D-1 (the "Statement") originally filed on December 13, 1996 with respect to its offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Square Industries, Inc., a New York corporation (the "Company"), at a price of $28.50 per Share net to the seller in cash promptly following completion of the Offer, without interest thereon, and an additional $2.50 per Share to be deposited by Parent in escrow as contingent consideration for distribution, in whole or in part, either to the seller or Parent based upon the resolution of two specific matters, subject to adjustment as provided in the escrow agreement, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated December 13, 1996 (the "Offer to Purchase") as supplemented and amended by the Supplement to the Offer to Purchase, dated January 6, 1997, filed hereto as Exhibit (a)(9) (the "Supplement"). The Offer to Purchase, the Supplement and the related Letter of Transmittal previously filed as Exhibit (a)(2) hereto, together constitute the "Offer". Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Statement or in the Offer to Purchase.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     Item 1 is hereby amended as follows:

          (b) The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date; Treatment of Stock Options; Contingency of Payment of Certain Amounts of the Offer Price, Merger Consideration and Option Consideration; Escrow Agreement") of the Supplement, and the Press Release, dated January 6, 1997, filed hereto as Exhibit (a)(10), is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10 is hereby amended as follows:

          (f) The information set forth in the Supplement and the Amendment to the Agreement and Plan of Merger, dated as of January 6, 1997, among Parent, Purchaser and the Company, filed hereto as Exhibit (c)(8) is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(9)   --   Form of Supplement to the Offer to Purchase dated January 6, 1997.
(a)(10)  --   Press Release issued by Parent on January 6, 1997.
(c)(8)   --   Form of Amendment to the Agreement and Plan of Merger, dated as of January 6,
              1997, by and among Parent, Purchaser and the Company.

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CENTRAL PARKING SYSTEM -- EMPIRE
                                          STATE, INC.

                                          By:    /s/ MONROE J. CARELL, JR.
                                            ------------------------------------
                                              Name: Monroe J. Carell, Jr.
                                              Title: Chairman and Chief
                                              Executive Officer

January 6, 1997

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CENTRAL PARKING CORPORATION

                                          By:    /s/ MONROE J. CARELL, JR.
                                            ------------------------------------
                                              Name: Monroe J. Carell, Jr.
                                              Title: Chairman and Chief
                                              Executive Officer

January 6, 1997

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                                 EXHIBIT INDEX

                                                                                       PAGE IN
                                                                                      SEQUENTIAL
EXHIBIT                                                                               NUMBERING
 NUMBER                               DESCRIPTION OF EXHIBITS                           SYSTEM
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
(a)(9)   --   Form of Supplement to the Offer to Purchase dated January 6, 1997......
(a)(10)  --   Press Release issued by Parent on January 6, 1997......................
(c)(8)   --   Form of Amendment to Agreement and Plan of Merger, dated as of January
              6, 1997, by and among Parent, Purchaser and the Company................